02029820

APR 1 0 2002

Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
10-31-01

For the month of October 2001

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

10 October 2001

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 3 (including this page)

Dear Sir

Re: Media Release

Please find following a media release in relation to Mayne's payment to Faulding shareholders.

Yours faithfully,
MAYNE NICKLESS LIMITED

John W Priestley
Company Secretary

MEDIA RELEASE
10 October 2001

Mayne pays Faulding shareholders

Mayne Nickless Limited today announced that it had paid 335,033,651 new Mayne shares and $132 million to Faulding shareholders who had accepted Mayne's offer by 28 September 2001.

The new Mayne shares issued yesterday have now been listed on the Australian Stock Exchange, bringing Mayne's total number of issued shares to 780,187,075. This boosts the company's market capitalisation to $5.84 billion, placing Mayne among Australia's top 30 listed companies, based on Mayne's closing price of $7.49 on 9 October 2001.

All remaining Faulding shareholders who accepted Mayne's offer by the closing date of 2 October 2001 will be paid by 11 October.

Mayne Group Managing Director and Chief Executive Officer, Peter Smedley, welcomed the new Mayne shareholders.

"We are delighted that 23,261 former Faulding shareholders will now participate in the value to be derived from a merged Mayne and Faulding, Australia's leading services company in health care and logistics," Mr Smedley said.

oo000oo

For further information contact:

Media
Serena Williams
Public Affairs Manager
Phone: +613 9868 0886
Mobile: 0411 126 455
+61411 126 455 (from outside Australia)

Investors
Mark Rogers
Manager Investment Relations
+613 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002